GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

1.1	DATE	2

1.2	OVERVIEW	2

1.2.1	CARLIN TREND, NEVADA, UNITED STATES OF AMERICA	2

	IVANHOE PROPERTY, NEVADA	2

1.2.2	WITWATERSRAND GOLDFIELD, REPUBLIC OF SOUTH AFRICA	4

	BURNSTONE PROJECT, MPUMALANGA PROVINCE	4

1.2.3	CASINO PROPERTY, YUKON, CANADA	7

1.2.4	MARKET TRENDS	8

1.2.5	ACTIVITIES	8

1.15.1	OTHER MD&A REQUIREMENTS	15

1.15.2	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE.	15

1.15.3	DISCLOSURE OF OUTSTANDING SHARE DATA	15

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2004 and the unaudited consolidated financial statements for the three months ended March 31, 2005. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of May 5, 2005.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage exploration projects. These are the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA, and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa.

1.2.1 Carlin Trend, Nevada, United States of America

The Company’s activities on the Carlin Trend in Nevada consist of underground exploration and development activity at the Hollister Development Block Project at the Ivanhoe Property.

Ivanhoe Property, Nevada

The Ivanhoe property is located in the northeastern part of the Carlin Trend, 80 kilometers (50 miles) from Elko, Nevada. Great Basin’s exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

To 2001, Great Basin outlined an inferred mineral resource in an area now known as the Hollister Development Block. The Hollister Development Block constitutes approximately 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby New York Stock Exchange-listed Hecla Mining Company ("Hecla") can earn up to a 50% working interest (see below).

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hollister Development Block – Property Agreements

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla (of which 1 million have been issued to date).

Since 2002, Hecla has conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was agreed in the Earn In Agreement to cost US$10.3 million, with work to be completed in the approximately 12 month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million is required to be completed over the ensuing 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the Earn In Agreement, Hecla would be the operator of the Stage 1 and Stage 2 work programs, and would continue as the operator should a positive production decision be made.

The Earn In Agreement expires in August 2006. Hecla interprets the requirements of Earn In Agreement, insofar as its right to control the Earn In programs and budgets are concerned, differently than does the Company. The Company is of the position that Hecla has invalidly purported to amend the Earn In Agreement in a way that would combine, at least in part, the earn-in requirements of Stages 1 and 2. If accepted by the Company, such changes could result in an extended option period for Hecla to complete Stage 1 and corresponding uncertainty in regards to Hecla’s minimum commitment under the Earn In Agreement as well as for the requirements, timing of and costs to complete Stage 2.

On April 14, 2005 the Company was notified that Hecla has filed for a declaratory judgment in connection with the Earn In Agreement.. Hecla is seeking the Nevada court's declaration in regards to four matters, namely (a) a declaration that the 2004-2005 program and budget are effective notwithstanding the Company’s objections, (b) that the agreed program and budget attached to the Earn In Agreement has been superseded, (c) that all of Hecla’s expenditures will count towards in its Earn In requirements, and (d) that Hecla should be entitled to a six month extension of its Earn In term, until February 2, 2007. The Company will oppose Hecla’s application but the outcome is not determinable at this time.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hollister Development Block - Property Activities

The Hollister Development Block program was fully permitted on May 7, 2004. The first portal blast occurred in October, 2004.

To the end of March 2005, the decline had been advanced 690 feet (210 metres), and a muck station was also developed for a total advance to date of 745 feet (227 metres). Of this, 532 feet (162 metres) was developed during the current quarter. Other activities have included site preparation, construction of shops and other facilities, sampling and mapping of the decline, and development of appropriate sites for collection of broken rock and environmental monitoring of these areas. Underground exploration core drilling is forecast to begin in June 2005.

Ivanhoe Property - Additional Exploration Potential

Great Basin retains a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which the Company believes has excellent exploration potential. The Company plans further exploration once activities are advanced on the Hollister Development Block, and has also continued to assess the exploration potential of other properties in the area.

1.2.2 Witwatersrand Goldfield, Republic of South Africa

Burnstone Project, Mpumalanga Province

The Burnstone Project is located approximately 80 kilometers (50 miles) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

Property Agreements

In November 2002, Great Basin entered into an option agreement (the “Option Agreement”) with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Legacy Southgold Shareholders”) to purchase on a staged basis, up to 100% of Southgold. Southgold is a private South African company that, at the time, held rights to acquire a 100% interest in the Burnstone Project. Any future mining will be subject to government legislation that provides for Historically Disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Option Agreement, Great Basin completed its purchase of Southgold by making an initial US$1.25 million ($2,007,561) payment, by conducting a US$1.5 million work program by April 30, 2003, and by making cash, share and share purchase warrant payments to the Legacy Southgold Shareholders in two staged tranches. The first tranche of the acquisition was made in April 2003 and the second tranche was made in January 2004.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Subsequent to the end of the quarter, in April 2005, Great Basin signed a Heads of Agreement (the "HoA") with Tranter Investments (Proprietary) Limited (“Tranter”), a closely held black economic empowerment (“BEE”) company, in relation to the Burnstone Gold Project. The HoA creates a framework for Great Basin to fulfill the BEE ownership requirements under South Africa’s new mineral tenure legislation which requires participation by BEE entities in mineral projects as a condition of ongoing security of mineral tenure.

The HoA sets out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest shall be acquired at a consideration yet to be determined and Great Basin may provide certain financial assistance to Tranter in relation to the acquisition.

As a condition to completion of the transaction, Tranter must undertake a restructuring of its current shareholding to ensure more broad based BEE participation by various historically disadvantaged groups. The HoA contemplates that certain on-going restrictions will apply to Tranter, which restrictions are designed to ensure that Tranter will continue to qualify as a BEE company as defined under the legislation.

Completion of the transaction is also subject to a number of conditions precedent, including negotiation of definitive agreements, the approval of the transaction by the boards of Tranter and Great Basin, and South African and Canadian regulatory and securities approvals, including compliance with related party transaction requirements which may apply by virtue of the interests of two of the Great Basin directors in the transaction. Further details of the transaction will be released upon the signing of the relevant definitive agreements.

Property Activities

The Burnstone goldfield is defined by an 18 kilometer long mineralized corridor. The central portion of the corridor and gold deposit areas have been uplifted by two northwesterly trending sub-parallel faults, and as a result, lies at relatively shallow depths of only 250-750 meters.

To June 2004, most work had been focused on the northeastern part of the corridor, on the Area 1 deposit. A Pre-feasibility Study1 of an underground operation for Area 1 was carried out in 2004. The financial analysis assumed a 100% ownership and no debt leverage. At a gold price of US$375 per ounce, the pre-tax and 100% equity-financed economic model forecasts the net present value at a 5% discount of US$175 million and an internal rate of return of 24% for an underground operation utilizing a conveyor system. The estimated capital cost is US$92 million to commencement of milling (inclusive of capitalized operating costs), with a payback of 4.5 years from the start of milling. The average cash cost to produce an ounce of gold is estimated to be US$187 per ounce. The proposed mine plan indicates that the operation could produce an average of 236,000 ounces of gold, annually, at a steady state operation over a 12-year mine life. Further details are provided in a November 2004 technical report, filed on www.sedar.com, and the third and fourth quarter reports for 2004.

______________

1D. Dodd, B.Sc., SAIMM, and J. Edwards, B.Sc., SAIMM, are responsible for the metallurgical section and R.J. Scheurenberg, Pr.Eng., completed the environmental and permitting sections. A.D. Pooley, Pr.Eng., is the independent qualified person who led the work completed by Turgis, mine planning and design, estimation of the mineral reserve and the independent review of the cash flow and other economic analyses.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following section uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Resource Estimate

Drilling by Great Basin from January 2003 to October 2004 totalled 111,000 meters of NQ core from 173 drill holes in the resource area, with 43,680 meters in 68 holes in Area 1, 39,750 meters in 56 holes in Area 2, 16,740 meters in 33 holes in Area 3, and 10,840 meters in 16 holes in Area 4. This work has revealed that several of the gold-bearing areas are continuous, for example, Area 4 at the southern edge of the gold trend, was found to be contiguous with the Area 1 gold deposit. The Company’s technical experts now suggest that the gold occurrences at Burnstone are all part of one deposit, with several areas of gold concentration. As a result, the estimates announced in January 2005 are total resources for the entire Burnstone Project.

Ordinary Kriging was used to estimate the measured and indicated resource and the Inverse Distance to the power of three method was used to estimate the inferred resources in five distinct geo-zones, based on a database of 191 holes and a total of 544 deflections off the master holes (providing 735 valid intersections) drilled by Great Basin and previous operators. The resource classifications were defined by the range of a variogram (a graph which describes the variance of the samples in a deposit as a function of distance) determined from the drill hole data. The measured resources are defined as up to 50% of the variogram range, the indicated resources are up to the range of the variogram and inferred resources are beyond the variogram range, all within pre-defined geo-zone boundaries. E. Siepker, Pr.Sci.Nat., of Global Geo Services (Pty) Ltd and G.J. van der Heever, Pr.Sci.Nat., of GeoLogix (Pty) Ltd also completed these resource estimates. Details are provided in a February 2005 technical report filed on www.sedar.com.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

The estimated mineral resources, diluted over a 1 meter width, are tabulated below:

Mineral Resources – Burnstone Goldfield
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Measured	300	53,866,000	4.53	7,840,000
	350	38,278,000	5.08	6,248,000
	400	30,414,000	5.53	5,404,000
Indicated	300	10,325,000	3.82	1,268,000
	350	6,896,0000	4.50	998,000
	400	6,157,0000	4.58	907,000
Total M+I	300	64,192,000	4.41	9,109,000
	350	45,763,000	4.93	7,246,000
	400	36,571,000	5.35	6,311,000
Inferred	300	16,353,000	9.33	4,905,000
	350	13,965,000	10.37	4,655,000
	400	13,192,000	10.76	4,562,000

Approximately 64% of the measured and indicated resources shown above at the 350 cmg/t cut-off would represent the portion of the Area 1 deposit on which the 2004 pre-feasibility study was based. With the significant increase in the estimated resources for the Project from this study, it is anticipated that a larger operation could be developed at Burnstone. In 2005, the Company is proceeding with engineering studies focused toward completion of a feasibility study for the entire Burnstone Project.

1.2.3 Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold project, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s.

Farmout Agreement

In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd ("CRS"). Pursuant to the Option Agreement ("the Option"), CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Casino Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay the Casino Property holding costs for a minimum period of two years from the effective date of termination. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin $1 million in cash, plus applicable taxes, within 30 days of that decision. Further details of the agreement were provided in the second quarter report for fiscal 2002.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

In June 2003, CRS listed on the TSXV under the name Lumina Copper Corp. (“Lumina”). The Company received warrants to purchase 100,000 shares of Lumina at an exercise price of $1.80 until May 23, 2005. These warrants were exercised and the related shares were subsequently sold by the Company.

In May 2004, the Company received warrants to purchase a further 100,000 shares of Lumina at an exercise price of $5.80 until May 21, 2006. The warrants issued in 2004 had an estimated fair value of $271,000. In February 2005, these warrants were exercised and the related shares were subsequently sold by the Company.

In March 2005, the Company received warrants to purchase 100,000 shares of Lumina at an exercise price of $9.22 until March 14, 2007. These warrants have been recorded at an estimated fair value of $345,000.

1.2.4 Market Trends

Gold prices continued an overall uptrend in 2004. The average gold price for 2004 was US$410 per ounce, compared to US$364 per ounce in 2003. At April 2005, the gold price is in the range of US$425 per ounce.

1.2.5 Activities

During the three months ended March 31, 2005, the Company:

  issued a new resource estimate for the Burnstone Project; and
  initiated a feasibility study for the overall Burnstone Project.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

In thousands of Canadian Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the year ended
	December 31	December 31	December 31
	2004	2003	2002

Current assets	$17,839	$22,052	$15,346
Mineral properties	98,630	30,668	5,878
Other assets	65	81	8
Total assets	116,534	52,801	21,232

Current liabilities	752	818	2,189
Future income taxes	18,997	–	–
Shareholders equity	96,785	51,983	19,043
Total liabilities and shareholders’ equity	116,534	52,801	21,232

Working capital	17,087	21,234	13,157

Expenses
Accounting, audit and legal	282	273	276
Exploration	7,691	7,928	3,235
Conference and travel	207	326	189
Corporation capital tax	–	7	35
Depreciation	–	–	3
Financial advisory and finders' fees	106	147	464
Foreign exchange	(3,114)	532	(97)
Interest and other	(506)	(936)	(147)
Office and administration	894	877	889
Shareholder communications	232	754	241
Trust and filing	226	204	56
Write off of mineral property interests	–	–	–
Subtotal	6,018	10,112	5,144
Exploration - stock-based compensation	754	786	135
Stock-based compensation	1,720	1,346	240
Future income tax recovery	(1,925)	–	–
Recovery of accounts receivable previously written off	–	(367)	–
Gain on sale of investments	–	(4,379)	–
Loss for the period	$6,567	$7,498	$5,519

Basic and diluted loss per share	$(0.08)	$(0.12)	$(0.13)

Weighted average number of common shares outstanding	85,370,853	60,061,869	43,785,007

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

Loss for the period decreased in the first quarter of the year to $1,562,000 from $2,189,000 in the first quarter of fiscal 2004, due to lower exploration costs and lower stock based compensation costs.

Exploration expenditures decreased in the first quarter of the year to $777,000 from $1,407,000 in the first quarter of fiscal 2004 due to decreased activities at Burnstone.

Of the exploration costs to date in fiscal 2005, $1,039,388 was spent on Burnstone and $23,997 was spent on Ivanhoe, which includes the Hollister Development Block ("HDB") and the Ivanhoe property outside of the HDB. At Ivanhoe, the main costs were site activities ($14,919) for costs to maintain the field office at Ivanhoe, graphics costs ($4,178) and property fees ($1,792).

At Burnstone, the main exploration expenses were drilling ($413,911); geological ($200,485), for planning, core logging and supervision of the drilling program; engineering ($177,738), for metallurgical and other engineering work supporting the feasibility study initiated for the Burnstone Project; site activities ($79,889), for running the field office and carrying out other support activities associated with the drilling program and assays and analysis ($48,845) of drill core samples;

During the quarter ended March 31, 2005, the Company exercised the 100,000 warrants issued to the Company by Lumina Copper Corp. in May 2004. At that time, the warrants were required to have been recorded in the Company's financial statements at an estimated fair value (for which the Company used a Black Scholes model) of $271,000, although no cash was actually paid by the Company for such warrants. The actual cash proceeds upon the sale of these warrants was $77,850, which resulted in a loss on sale of investment of $193,150.

Shareholder communications increased in the first quarter of the year to $80,000 from $44,000 in the first quarter of fiscal 2004 due to increased salaries and advertising costs.

Trust and filing fees decreased in the first quarter of the year to $67,000 from the $184,000 incurred in the first quarter of fiscal 2004 when regulatory fees related to Burnstone were incurred.

Conference and travel decreased in the first quarter of the year to $20,000 from $98,000 in the first quarter of fiscal 2004 due to less financing-related travel.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

In thousands of Canadian Dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	As at and for the quarter ended
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2005	2004	2004	2004	2004	2003	2003	2003
Current assets	21,844	17,839	20,172	22,749	24,547	22,052	29,212	16,354
Mineral properties	98,630	98,630	74,808	74,808	74,808	30,668	24,647	24,647
Other assets	65	65	81	81	81	81	69	69
Total assets	120,539	116,534	95,061	97,638	99,436	52,801	53,928	41,070

Current liabilities	1,297	752	1,382	1,466	808	818	17,855	1,960
Future income taxes	18,997	18,997	–	–	–	–	–	–
Shareholders equity	100,245	96,785	93,679	96,172	98,628	51,983	36,073	39,110
Total liabilities	120,539	116,534	95,061	97,638	99,436	52,801	53,928	41,070

Working capital	20,547	17,087	18,790	21,283	23,739	21,234	11,357	14,394

Expenses
Conference and travel	20	32	27	49	98	64	84	91
Corporation capital tax	–	–	–	–	–	7	–	–
Financial advisory and finders'
fees	–	(101)	25	39	143	(1,195)	218	1,060
Foreign exchange	172	(2,701)	16	(318)	(111)	112	84	136
Interest and other	(114)	77	(277)	(183)	(123)	(253)	(81)	(123)
Legal, accounting and audit	64	66	69	84	63	113	39	66
Office and administration	299	229	275	215	175	(123)	405	202
Shareholder communications	80	46	37	105	44	537	45	101
Trust and filing	67	2	15	25	184	3	157	17
Subtotal	588	(2,350)	187	16	473	(735)	951	1,550
Exploration	777	1,319	2,306	2,660	1,407	1,614	2,494	1,812
Subtotal	1,365	(1,031)	2,493	2,676	1,880	879	3,445	3,362
Stock-based compensation	4	31	1,843	291	309	2,132	–	–
Recovery of accounts receivable
previously written off	–	–	–	–	–	(367)	–	–
Loss on sale of investments	193	–	–	–	–	(4,379)	–	–
Future income tax recovery	–	(1,925)	–	–	–	–	–	–
Loss (income) for the period	1,562	(2,925)	4,336	2,967	2,189	(1,735)	3,445	3,362

Basic and diluted income (loss)
per share	$0.02	$0.03	$(0.05)	$(0.03)	$(0.03)	$0.03	$(0.05)	$(0.06)

Weighted average number of
common shares outstanding
(thousands)	91,074	86,523	86,264	86,393	81,918	67,337	62,738	59,329

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At March 31, 2005, the Company had working capital of approximately $20.5 million, which is sufficient to fund its proposed 2005 exploration programs, and its operating costs and working capital during 2005. As the Company chooses to proceed on its exploration programs and feasibility studies, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

At March 31, 2005, Great Basin had working capital of approximately $20.5 million, as compared to $17.1 million at December 31, 2004, and is debt free.

At March 31, 2005, the Company had approximately 92.1 million common shares issued and outstanding. There has been no further changes to the number of shares outstanding as at the date of this MD&A.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. To March 31, 2005, the Company paid HDI $283,998 for these services and exploration programs to evaluate data on the Ivanhoe property, to prepare for an underground exploration program, and to continue exploration and development work on the Burnstone Project.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company. To March 31, 2005, the Company paid $3,200 to Hunter Dickinson Group Inc. for such services.

During the three months ended March 31, 2005, the Company paid $17,516 to a private company owned by a director, for engineering and project management services at market rates.

1.10 Fourth Quarter

Not Applicable

1.11 Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13 Changes in Accounting Policies including Initial Adoption

Asset retirement obligations

During the year ended December 31, 2004, the Company adopted the newly-introduced Section 3110 "Asset Retirement Obligations" ("HB 3110") of the Recommendations of the Canadian Institute of Chartered Accountants ("CICA"). This section recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing, and for the discounting of the underlying future cash flows. The asset retirement cost is amortized to income over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs according to Section 3061, “Property, Plant and Equipment” of the CICA Handbook and accrued the amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented. Adoption of HB 3110 resulted in no changes to amounts previously presented.

1.14 Financial Instruments and Other Instruments

None.

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 5, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				92,113,379

Share purchase options	July 29, 2005	$1.32	300,000
	July 29, 2005	$1.50	750,000
	July 29, 2005	$1.70	15,000
	September 8, 2005	$1.97	100,000
	November 30, 2005	$2.50	630,000
	November 30, 2005	$2.69	55,000
	November 30, 2005	$2.76	75,000
	January 10, 2006	$0.96	1,572,000
	November 30, 2006	$1.59	180,000
	November 30, 2006	$1.75	450,000
	November 30, 2006	$1.62	110,000
	December 20, 2007	$1.17	1,072,000
	December 19, 2008	$1.62	2,100,000	7,409,000

Warrants				None

GREAT BASIN GOLD LTD.
THREE MONTHS ENDED MARCH 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary and Forward Looking Information Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project's mineralization is considered to be a reserve under US mining reporting standards. For US mining reporting standards, a full feasibility study would be required, which would likely require some additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company in it pre-feasibility study. Feasibility studies could determine that the assumed mine design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns

South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be sufficiently compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.